Seachange International, Inc.

500 Totten Pond Road

Waltham, MA 02451

(978) 897-0100

March 15, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Ms. Beverly Singleton

Re:	Seachange International, Inc.

Registration Statement on Form S-3

Filed February 5, 2021

File No. 333-252777

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Seachange International, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 PM Eastern Time, March 16, 2021, or as soon as practicable thereafter.

Very truly yours,

Seachange International, Inc.

By:	/s/ Michael Prinn
Michael Prinn
Chief Financial Officer